Exhibit 99.1

rYojbaba Expands Partnership with China Zhongqing International Holdings, to Implement Free Labor Union Program for Japan’s Technical Intern Training and Specified Skilled Worker Programs

FUKUOKA, JAPAN, October 24, 2025 – rYojbaba Co., Ltd. (Nasdaq: RYOJ) (“rYojbaba” or the “Company”), a Japanese labor consulting and health services company, announced a strategic partnership with China Zhongqing International Holdings Co., Ltd. (“Zhongqing International”) to implement the Company’s Free Labor Union Program for Japan’s Technical Intern Training and Specified Skilled Worker Programs.

Japan’s Technical Intern Training and Specified Skilled Worker programs were originally designed to bring foreign workers into Japan, allowing them to develop technical skills while addressing the country’s labor needs in essential industries. However, in practice, certain participating companies in the program have been criticized for imposing long working hours, unfair oversight, and human-rights violations. Over the past decade, tens of thousands of technical trainees under the program have gone missing, with some later found engaged in illegal employment or other social challenges; now seen as a stark reflection of systematic strain within the nation’s system.

Recognizing these deep-rooted issues, rYojbaba and Zhongqing International originally partnered in December 2024 to establish a model for ethical and safe cross-border employment by connecting Japanese institutions with licensed overseas employment agencies, beginning with China. Expanding on this partnership, on October 22, 2025, both parties have entered into a new agreement centered around establishing a new global benchmark for foreign labor infrastructure through the Free Labor Union Program that:

•	Establish international standards for safe and transparent labor supply chains
•	Integrate ESG management with worker protection
•	Present a private-sector model that complements and strengthens national labor frameworks

Zhongqing International is an affiliate of Poly Group, a conglomerate engaged in energy, infrastructure, education, and international human-resource development. Under this framework, Zhongqing International will oversee the deployment of foreign workers and rYojbaba will assume responsibility for their reception, welfare, and protection under Japan’s Technical Intern Training and Specified Skilled Worker Programs.

The partnership is grounded in a mutual commitment to advancing ethical mobility, fostering responsible and humane movement of foreign workers across borders and forming an international labor safety network. In the pre-employment phase, all foreign workers will be enrolled in the Company’s Free Labor Union Program before arriving in Japan, which covers the handling of employment contracts, housing conditions, and ensures that consultation channels are transparently disclosed and accessible in multiple languages. Once employed, in cases of workplace harassment, overwork, or wage non-payment, the Company will intervene immediately and provide legal and medical support.

The Company aims to further expand cross-border collaborations with Zhongqing International and other international partners to accelerate the implementation of the Free Labor Union Program beyond Japan into new international markets that struggle with similar societal foreign labor issues. By offering a free program that promotes a transparent and trusted labor-protection framework, the Company aims to leverage strong synergies with its core labor consulting business to create potential future opportunities, expand its services, and deepen client engagement over time.

“This initiative is more than a human-resource program; it represents a social-impact model in which rYojbaba complements nationwide ESG goals to solve global labor challenges,” said rYojbaba CEO Ryoji Baba. “The widespread mistreatment of foreign workers in Japan has long been a societal challenge without an effective solution. Our Free Labor Union Program directly addresses this issue by providing comprehensive support to foreign workers throughout both the pre- and post-employment process. Our overarching goal is to implement this free model on a global scale by not only deepening our partnership with Zhongqing International but also forging new partnerships in new markets to promote a trusted labor protection system internationally. Drawing on our proven experience from our labor consulting business, we believe companies like ours have a responsibility to tackle labor and human rights that governments alone can no longer resolve. Our approach remains grounded in a dual pursuit of addressing societal challenges while generating sustainable, long-term returns for our shareholders.”

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 28 osteopathic clinics and 2 beauty salons across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements reflect the current views, expectations, and assumptions of the Company regarding future events, including but not limited to the Company’s plans, strategies, goals, prospects, and the anticipated benefits of its partnership with China Zhongqing International Holdings Co., Ltd., the expansion of the Free Labor Union Program, and the potential impact of such initiatives on the Company’s operations and markets.

Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as they are subject to a number of known and unknown risks and uncertainties. Such risks and uncertainties include, among others: the Company’s ability to successfully implement or scale the Free Labor Union Program; obtain and maintain necessary governmental or regulatory approvals; effectively manage international partnerships and cross-border operations; respond to changes in laws and regulations relating to labor, immigration, or data protection; maintain adequate financial and operational resources; and manage the effects of macroeconomic, geopolitical, and social factors that may impact the demand for the Company’s services or its strategic relationships. The Company encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com